                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 11-K

(Mark One)

[X]           ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
              SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

              For the fiscal year ended December 31, 1999

                                       OR

[ ]           TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
              SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

              For the transition period from ________ to _________

              Commission File Number 33-_______

  A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


            WORTHINGTON INDUSTRIES, INC. DEFERRED PROFIT SHARING PLAN

  B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          Worthington Industries, Inc.
                          1205 Dearborn Drive
                          Columbus, OH 43085-4769

                            Exhibit Index on Page 14
                                  Page 1 of 16

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                              REQUIRED INFORMATION
                              --------------------

              The following financial statements and schedules for the Worthington Industries, Inc. Deferred Profit Sharing Plan are being filed herewith:

DESCRIPTION                                                            PAGE NO.
-----------                                                            --------

         Independent Auditor's Report                                     5

         Statements of Net Assets Available for Plan
            Benefits as of December 31, 1999 and 1998                     6

         Statements of Changes in Net Assets Available For Benefits
            for the year ended December 31, 1999                          7

         Notes to Financial Statements, December 31, 1999                 8

         Schedule of Assets Held for Investment Purposes

            -December 31, 1999                                           13




                The following Exhibits are being filed herewith:

Exhibit No.                Description                            Page No.
-----------                -----------                            --------

      1                    Consent of Independent
                           Public Accountants                          15

      2                    Consent of Independent
                           Public Accountants                          16

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                                   SIGNATURES
                                   ----------

         THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                     WORTHINGTON INDUSTRIES, INC.
                                     DEFERRED PROFIT SHARING PLAN



                                     By:          /s/Dale T. Brinkman
                                        --------------------------------------
Date:  June 23, 2000                 Dale T. Brinkman, Member of the
                                     Administrative Committee which administers
                                     the Worthington Industries Deferred Profit
                                     Sharing Plan

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                          WORTHINGTON INDUSTRIES, INC.
                          DEFERRED PROFIT SHARING PLAN
                           ANNUAL REPORT ON FORM 11-K
                     FOR FISCAL YEAR ENDED DECEMBER 31, 1999
                          INDEX TO FINANCIAL STATEMENTS
                          -----------------------------

DESCRIPTION                                                      PAGE NO.
-----------                                                      --------

         Independent Auditor's Report                             5

         Statements of Net Assets Available for Plan
            Benefits as of December 31, 1999 and 1998             6

         Statements of Changes in Net Assets Available
            For Benefits for the year ended
            December 31, 1999                                     7

         Notes to Financial Statements
            December 31, 1999                                     8

         Schedule of Assets Held for Investment Purposes
            -December 31, 1999                                   13

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                         Report of Independent Auditors

To the Administrative Committee of
   The Worthington Industries, Inc.
   Deferred Profit Sharing Plan

We have audited the accompanying statement of net assets available for benefits of The Worthington Industries, Inc. Deferred Profit Sharing Plan as of December 31, 1999 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Plan for the year ended December 31, 1998, were audited by other auditors whose report dated May 6, 1999 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1999, and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the 1999 financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes at December 31, 1999 is presented for purposes of additional analysis and is not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the 1999 financial statements and, in our opinion, is fairly stated in all material respects in relation to the 1999 financial statements taken as a whole.

/s/ Ernst & Young, LLP

May 15, 2000


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



                    The Worthington Industries, Inc.
                      Deferred Profit Sharing Plan

             Statements of Net Assets Available for Benefits

                                                                  DECEMBER 31,
                                                            1999                 1998
                                                     ------------------------------------
ASSETS
Investments, at fair value:
  Investment in Worthington Deferred Profit
   Sharing Plan Master Trust (Notes 1 and 3)         $    159,879,940     $           -
  US Government Securities                                        -            17,918,960
  Common Stock of Worthington Industries, Inc.                    -            32,749,687
  Other common stocks                                             -            60,370,297
  Key Trust MaGIC Fund                                            -            10,060,433
  Stock Mutual Funds                                              -            45,982,211
  The One Group Prime Money Market Fund                           -             5,120,443
  Other investments                                           187,179             178,621
                                                     ------------------------------------
Total investments, at fair value                          160,067,119         172,380,652

Accrued Investment Income                                         -               350,894
                                                     ------------------------------------
Total assets                                              160,067,119         172,731,546

LIABILITIES
Accrued expenses                                                  -                33,141
                                                     ------------------------------------
Net assets available for benefits                      $    160,067,119  $    172,698,405
                                                     ====================================
See accompanying notes.



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                    The Worthington Industries, Inc.
                      Deferred Profit Sharing Plan

         Statement of Changes in Net Assets Available for Benefits

                          Year ended December 31, 1999

Additions:
   Contributions:
       Employee Contributions                                      $     5,886,761
       Employer Contributions                                            5,016,161
       Rollover contributions                                              441,025
   Investment income:
     Net realized and unrealized appreciation in fair value
        of investments (Note 3)                                         23,530,564
     Interest and dividend income                                        5,600,456
                                                                   ---------------
                                                                        40,474,967

Deductions:
   Benefits paid to participants                                        47,568,625
   Transfers to other plans                                              5,452,212
   Administrative expense                                                   85,416
                                                                   ---------------
                                                                        53,106,253
                                                                   ---------------

Net decrease in net assets                                             (12,631,286)

Net assets available for benefits,
   Beginning of year                                                   172,698,405
                                                                   ---------------

   End of year                                                     $   160,067,119
                                                                   ===============

See accompanying notes.

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                          Worthington Industries, Inc.
                          Deferred Profit Sharing Plan
                          Notes to Financial Statements

                                December 31, 1999

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

As of October 1, 1999, the Plan entered into a Master Trust arrangement with Fidelity Investments, NA. Prior to October 1, 1999, assets were held by Bank One Trust, NA. The Plan is one of three participating in the Worthington Deferred Profit Sharing Plan Master Trust (the "Master Trust"); the other plans are the TWB Company Deferred Profit Sharing Plan and the Worthington Steel (Malvern) Union Retirement Savings Plan.

The accompanying financial statements reflect the Plan's share of the fair value of the assets of the Master Trust. Under the provisions of the Master Trust Agreement, investment income earned and gains or losses on investments are allocated monthly to the participating plans on the basis of unit ownership at the close of the previous month.

The accompanying financial statements of the Worthington Industries, Inc. Deferred Profit Sharing Plan (the "Plan") are prepared using the accrual basis of accounting.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

INVESTMENT VALUATION AND INCOME RECOGNITION

The Master Trust's investments are stated at fair value as determined by the trustee based on prices published by securities exchanges; where investments are not listed on an exchange, quotations are obtained from brokers and dealers in securities. The Master Trust accounts for the change in the difference between the fair value and the cost of investments as unrealized appreciation (depreciation) in the aggregate fair value of investments. Realized appreciation (depreciation) in the aggregate fair value of investments is the difference between the proceeds received and the average cost of investments sold. Net investment income of the Master Trust includes interest and dividends and realized and unrealized appreciation or depreciation in the fair value of the Master Trust's investments.

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                          Worthington Industries, Inc.
                          Deferred Profit Sharing Plan
                    Notes to Financial Statements (continued)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

PAYMENT OF BENEFITS

Benefit payments are recorded upon distribution.

ADMINISTRATIVE EXPENSES.

All administrative expenses of the Plan are paid by Worthington Industries, Inc. (the "Sponsor").

2. DESCRIPTION OF THE PLAN

The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Summary Plan Description for more complete information.

GENERAL

The Plan is a defined contribution plan covering substantially all full-time employees of the Sponsor and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan was adopted effective December 1, 1971, amended and restated as of October 1, 1999 by the Sponsor to provide eligible employees with special incentives for retirement savings. Employees are eligible for participation upon attaining the age of eighteen and a specified length of service (one year for voluntary contributions and two years for Company Profit Sharing), except for those employees whose benefits are subject to or covered by a collective bargaining agreement or union contract. In addition, the Plan contains provisions for termination, death and disability benefits.

PARTICIPANT CONTRIBUTIONS

Participants may contribute from 1% to 15% of their annual compensation into a choice of investment options. In no event shall the amount contributed for any plan year exceed the amount allowable in computing the participant's federal income tax exclusion for that plan year.

                          Worthington Industries, Inc.
                          Deferred Profit Sharing Plan
                    Notes to Financial Statements (continued)

2. DESCRIPTION OF THE PLAN (CONTINUED)

EMPLOYER CONTRIBUTIONS

The Sponsor makes quarterly contributions of 2-1/2% (or other percentages as specified by the Plan adoption agreements of certain subsidiaries) of its net operating income before cash profit sharing, bonuses, contributions to the Plan and provision for federal income taxes. Additional profit sharing amounts may be contributed at the option of the Sponsor and are allocated to participants based on their compensation. Participants direct employee contributions among a choice of investment options.

VESTING

Participants have full and immediate vesting in all contributions and related income credited to their accounts.

PAYMENT OF BENEFITS

Withdrawals under the Plan are permitted for termination of employment, hardship (as defined by the Plan), or the attainment of age 59 1/2. Distributions may also be made to the participant in the event of physical or mental disability or to a named beneficiary in the event of the participant's death. Distributions are made in a lump sum.

PLAN TERMINATION

Although it has not expressed any intent to do so, the Sponsor has the right under the Plan to terminate the Plan subject to the provisions of ERISA. The final amounts accumulated in the participant's accounts will be distributed in accordance with Section 401(k)(10) of the Internal Revenue Code.

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                          Worthington Industries, Inc.

                          Deferred Profit Sharing Plan

                    Notes to Financial Statements (continued)

3.  INVESTMENTS

The fair value of investments of the Master Trust are summarized as follows:

                                                    DECEMBER 31,

                                                        1999

                                               -----------------------
 INVESTMENTS, AT FAIR VALUE:
   Mutual Funds                                     $127,121,029
   Common Stock Fund                                  34,856,515
                                               -----------------------
                                                    $161,977,544

                                               =======================

The Plan's share of the investments held by the Master Trust at December 31, 1999 is 98.7%. Each participating retirement plan has an undivided interest in the Master Trust. Investment income is allocated to the Plan based upon its pro rata share in the net assets of the Master Trust.

    Investment income for the Master Trust is as follows:

                                                              DECEMBER 31,
                                                                  1999
                                                            ------------------

    Net realized and unrealized appreciation in the fair
       value of investments                                    $10,006,496
    Interest and dividend income                                 2,297,651
                                                            ------------------
                                                               $12,304,147
                                                            ==================

                          Worthington Industries, Inc.
                          Deferred Profit Sharing Plan
                    Notes to Financial Statements (continued)

3.  INVESTMENTS (CONTINUED)

During 1999, the Plan's investments (including investments bought, sold, as well as held during the year) appreciated in fair value as follows:

                                 NET REALIZED AND UNREALIZED
                                  APPRECIATION IN FAIR VALUE
                                        OF INVESTMENTS

                                 -----------------------------

US Government Securities                  $     299,366
Common Stock Fund                             8,815,431
Mutual and Collective Funds                  14,415,767
                                 -----------------------------
                                            $23,530,564
                                 =============================

4. TRANSACTIONS WITH PARTIES IN INTEREST

As of December 31, 1999, the Master Trust held 3,589,754 shares of the Sponsor's common stock. Cash dividends received from the Sponsor were $1,320,687 for the year ended December 31, 1999.

5. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated May 31, 1996, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code, and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

                     Worthington Industries, Inc.
                     Deferred Profit Sharing Plan
                      EIN 31-1189815 Plan 333

   Schedule H, Line 4(i)- Schedule of Assets Held for Investment Purposes

                              December 31, 1999

                                                           UNIT        FAIR
 UNITS   INVESTMENT DESCRIPTION                            PRICE      VALUE
--------------------------------------------------------------------------------

        Other investments
        -----------------

    -   Mass Mutual Life Insurance (*)                       -      $ 187,179
                                                                    ---------
        Total other investments                                     $ 187,179
                                                                    =========

(*) Represents investments held outside the Master Trust

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                                INDEX TO EXHIBITS
                                -----------------

Exhibit No.    Description                                         Page No.
---------------------------------------------------------------------------

   1                     Consent of Independent                          15
                         Public Accountants

   2                     Consent of Independent                          16
                         Public Accountants



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